10027062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-67071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

JWM SECURITIES LLC

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4150 GRAND AVENUE
(No. and Street)

WESTERN SPRINGS (City) ILLINOIS (State) 60558 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE SLOAN 312-431-0014 (Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE (Address) ORLAND PARK (City) ILLINOIS (State) 60462-1628 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To the Member
JWM Securities LLC
Western Springs, Illinois

I have audited the accompanying statement of financial condition of JWM Securities LLC as of December 31, 2009. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of JWM Securities LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Linda C. Rapacz, CPA

February 22, 2010

JWM SECURITIES LLC
(A Delaware Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS		
Cash in Bank		$10,917
Total Current Assets		$10,917
TOTAL ASSETS		$ 10,917

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Accrued Expenses		$ 2,000
Total Current Liabilities		$ 2,000
MEMBER'S CAPITAL		
Member's Capital	$ 13,420	
Member's Contributions	33,200	
Net (Loss) for the Year	(37,703)	
Total Member's Capital		8,917
TOTAL LIABILITIES AND MEMBER'S CAPITAL		$ 10,917

The accompanying notes to the financial statements
are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

JWM Securities LLC (the Company) was organized as a Delaware Limited Liability Company. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed as a broker dealer. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities. The Company's income is commission income generated from introducing customers to Investments and Private Placement Funds.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Commissions are recognized when earned, in compliance with accounting principles generally accepted in the United States of America. Securities transactions in regular-way trades would be recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities transactions would be entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, would be valued at fair value.

Income Taxes

The Company's net income (loss) flows through directly to its member's income tax returns. As a result, no federal or state income tax provision is made by the Company.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted by the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - RELATED PARTY TRANSACTIONS

During 2009 the Company had an expense sharing agreement with an affiliated company. The managing member of the Company is also a member in the affiliated company. During 2009, the Company paid $58,432 to the affiliate for shared administrative expenses. At December 31, 2009 the Company had an outstanding account payable to its affiliated company in the amount of $2,000.

NOTE 4- FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circum stances and may include the Company's own data.)

At December 31, 2009, the Company has no assets or liabilities required to be reported.

NOTE 5- FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally, forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company traded no derivatives during the year ended December 31, 2009. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging,* as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions would be entered into to conduct trading activities, and manage market risks, and would be, therefore, subject to varying degrees of market and credit risk. Derivative transactions would be entered into for trading purposes or to economically hedge other positions or transactions The Company traded no derivatives during the year ended December 31, 2009.

In addition, the Company can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at the fair values of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company has traded no derivatives during the year ended December 31, 2009.

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company could engage in various trading and brokerage activities in which counterparties would primarily include other financial institutions. In the event counterparties did not fulfill their obligations, the Company could be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 8- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies; therefore no adjustments were necessary.

NOTE 9- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2009 the Company had net capital and net capital requirements of $8,917 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 22.4%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

JWM SECURITIES LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2009